

AGI LABORATORY
CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED
DECEMBER 31, 2021

By AGI Laboratory

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Table of Contents

Independent Accountant's Review Report

To Management of:

AGI Laboratory (Artificial General Intelligence, Inc.)

I have reviewed the accompanying consolidated financial statements of AGI, Inc. and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheet as of August 3, 2021, and the related consolidated statements of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Philip Debaugh, CPA
Owings Mills, MD
August 24, 2021

AGI LABORATORY

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2021

ASSETS

Current Assets		
Cash and cash equivalents	$	53,832.77
Warrant Receivables		15,000.00
Prepaid expenses and Other assets		12.70
TOTAL CURRENT ASSETS		68,845.47
OTHER ASSETS		
Intangible assets, net (patents, software code etc.)		5,497.00
Deposit		-
TOTAL ASSETS	$	74,342.47

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		-
TOTAL CURRENT LIABILITIES		-
TOTAL LIABILITIES		-
SHAREHOLDERS' EQUITY		
Additional Paid-In Capital - SAFE		55,241.93
Additional Paid-In Capital – Common Stock		45,012.00
Additional Paid-In Capital – Stock Warrants		15,000.00
Retained Earnings		(40,937.10)
Common Stock, authorized 10,000,000 shares, 2,091,200 shares issued, no par value.		-
Common Stock, authorized 10,000,000 shares, Warrants issued, 60,953 shares issued, no par value.		-
TOTAL SHAREHOLDERS' EQUITY		74,316.83
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	74,316.83

AGI LABORATORY

CONSOLIDATED INCOME STATEMENT

JANUARY 1 - DECEMBER 31, 2021

GROSS REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Advertising and Marketing		17,166.87
Cloud Infrastructure		1300.96
Legal		18,009.20
Website Hosting		304.53
Microsoft Software		1096.44
PayPal		2,561.96
Supplies		20.00
Publishing		1061.73
Fiverr		859.83
Accounting		927.00
TOTAL OPERATING EXPENSES		43,308.53
NET OPERATING INCOME (LOSS)	$	(43,308.53)
OTHER INCOME/(EXPENSE)		
Patreon		2086.42
Eventbrite		235.00
Bank Rewards		50.00
TOTAL OTHER INCOME/(EXPENSE)	$	2,371.42
TOTAL GROSS INCOME	$	2,371.42
NET INCOME (LOSS)	$	(40,937.10)
TOTAL COMPREHENSIVE LOSS	$	(40,937.10)

AGI LABORATORY

CONSOLIDATED STATEMENT OF EQUITY

JANUARY 1 - DECEMBER 31, 2021

	Common Stock		Common Stock Warrants		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE JANUARY 1, 2021	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	2,091,200	-	60,953	-	115,253.93	-	$ 115,253.93
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income (loss)	-	-	-	-	-	(40,937.10)	$ (40,937.10)
ENDING BALANCE DECEMBER 31, 2021	**2,091,200**	$ -	**60,953**	$ -	$ 115,253.93	$ (40,937.10)	$ 74,316.83

AGI LABORATORY

CONSOLIDATED STATEMENT OF CASH FLOWS

DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(40,937.10)
Adjustments to reconcile net income to net cash	-
provided by operating activities	
(Increase) decrease in Assets	(5,497.00)
Increase (decrease) in Liabilities	-
CASH USED FOR OPERATING ACTIVITIES	(46,434.10)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common stock	45,012.00
Issuance of SAFEs	55,241.93
Cash provided by financing activities	100,253.93
CASH AT BEGINNING OF YEAR	-
CASH AT PRESENT	$ 53,832.77

NON-CASH FINANCING ACTIVITIES

Issuance of warrants that have not been exercised	$ 15,000.00

See independent accountant's review report and accompanying notes to financial statements.

-6-

AGI LABORATORY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2021

1.   Summary of Significant Accounting Policies

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from the beginning of this year (January 1rst, 2021) through August 3rd, 2021. Artificial General Intelligence Inc., also known as AGI Laboratory, was incorporated in the State of Wyoming on May 27th, 2016.

Artificial General Intelligence Inc., the creator of the Independent Core Observer Model (ICOM) cognitive architecture and collective intelligence system known as Mediated Artificial Superintelligence (mASI), is positioned to revolutionize how groups of humans cooperate. Groups become "collectives" that can demonstrate greater levels of collective intelligence while also reducing cognitive bias and building a cumulative digital sum of knowledge and experience over time, complete with emotional context. As well as related technologies such as the N-Scale Graph Database.

Artificial General Intelligence Inc, originally created May 27th, 2016, also known as AGI Laboratory is now headquartered Sheridan, WY.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the account of Artificial General Intelligence Inc. (collectively, the "Company"). Uplift.bio is fully owned by Artificial General Intelligence Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Risks and Uncertainties
We do not have an operating history and we have a relatively new business model in an emerging and rapidly evolving market.

The Company was formed in May 2016 and accordingly, we do not have an operating history for you to evaluate in assessing our future prospects. Also, we are planning to derive nearly all of our revenues from licensing IP, Software as a service sale, and consulting all related to technologies developed through our research into artificial general intelligence-based systems, which is a relatively new and volatile market and may undergo rapid and dramatic changes in the coming years. You must consider our business and future prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. These risks may include our ability to do the following:

1. <u>Summary of Significant Accounting Policies (continued)</u>

- build and maintain a strong base of paying users;
- maintain existing relationships and develop new relationships with business partners, distribution channels, third-party partners, and supporting organizations;
- ensure that our applications encourage continued use, leading to higher long-term customer value;
- generate significant revenues from partner relationships and direct to consumer sales;
- maintain and increase the "stickiness" of our application and sufficient active users each month;
- upgrade our services on a timely basis;
- successfully operate and manage our relationships and application;
- push the state of the art with AGI type system research;
- engagement SaaS clients with SaaS engagements;
- ability to communicate exactly what we do with AGI technology;
- deliver governance systems at scale;
- ability to be the exclusive vendor of functioning AGI cognitive architecture;
- ability to get DNN APIs working or license existing ones and develop, implement, scale, and maintain our hardware, application, infrastructure, and services.

Legal
The Company has recorded legal expenses. The legal expenses consist of patents, trademarks, copyrights, SEC filings, private equity round agreements, and related legal expenses.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company has thus far sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Wyoming.

1.   Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short-term in nature or they are payable on demand.

Revenue Recognition
The Company recognizes revenue from the sale of these services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:
Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Other Income
The Company has recorded $2,086.42 in other income from Patreon subscription memberships from January 1rst, 2021, through December 31st , 2021.

Equity-Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early

1. <u>Summary of Significant Accounting Policies (continued)</u>

adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

2. <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. <u>Equity</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have the authority to issue is ten million (10,000,000), consisting of two million ninety one thousand and two hundred (2,091,200) shares of Class A Common Stock and sixty thousand nine hundred and fifty-three (60,953) Warrant shares of stock. As of December 31st, 2021, 2,152,153 shares have been issued and are outstanding.

Equity-Based Compensation
The equity-based compensation plan authorizes 500,000 stock options to be granted. During Period of 2021 the Company issued 30,953 options to key service providers. The remaining are available for future issuance. These options have grant amounts of 30 – 20,000 shares with no expiration dates. These shares vest immediately.

SAFE Agreements
The Wefunder Crowdfunding campaign issued SAFE agreements equivalent to sixty-six thousand three hundred and fifty-seven (66,357) shares of common stock following the next qualifying event for their conversion.

4. <u>Subsequent Events</u>
The Company is in the process of granting 30,000 shares of stock to our final two investors from the previous private equity round whose payments are still pending. This round officially closed in early June with $60,000 total raised, and further delays of payment from the investors may result in these investment warrants being forfeit as we move to the next round of funding.

The additional $12 APIC for stock was from an executed equity compensation warrant.